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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

La Jolla Pharmaceutical Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
503459 10 9
(CUSIP Number)
Martin P. Sutter
Essex Woodlands Health Ventures Fund VI, L.P.
10001 Woodloch Forest Drive, Suite 175
The Woodlands, Texas 77380
(281) 364-1555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	503459 10 9	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSONS: Essex Woodlands Health Ventures Fund VI, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		41,666,668

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,666,668

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	503459 10 9	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS: Essex Woodlands Health Ventures VI, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		41,666,668

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,666,668

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	503459 10 9	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS: Essex Woodlands Health Ventures VI, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		41,666,668

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,666,668

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	503459 10 9	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSONS: James L. Currie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,666,668

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

41,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	503459 10 9	Page	6	of	15 Pages

1	NAMES OF REPORTING PERSONS: Martin P. Sutter

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,666,668

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

41,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	503459 10 9	Page	7	of	15 Pages

1	NAMES OF REPORTING PERSONS: Immanuel Thangaraj

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,666,668

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

41,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	503459 10 9	Page	8	of	15 Pages

1	NAMES OF REPORTING PERSONS: Jeff Himawam, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,666,668

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

41,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	503459 10 9	Page	9	of	15 Pages

1	NAMES OF REPORTING PERSONS: Mark Pacala

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,666,668

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

41,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	503459 10 9	Page	10	of	15 Pages

1	NAMES OF REPORTING PERSONS: Petri Vainio, MD, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,666,668

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

41,666,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,666,668

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer
     This statement on Schedule 13D relates to 41,666,668 shares of common stock, $0.01 par value per share (the “Common Stock”), of La Jolla Pharmaceutical Company (the “Company”). Of the 41,666,668 shares beneficially owned, (i) 33,333,334 shares of Common Stock are currently held by the Partnership (as defined below) and (ii) 8,333,334 shares may be acquired upon the exercise of a Warrant to Purchase Common Stock, (collectively referred to herein as the “Securities”). The Company’s principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121.

Item 2.	Identity and Background
     (a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund VI, L.P., a Delaware limited partnership (the “Partnership”), Essex Woodlands Health Ventures VI, L.P., a Delaware limited partnership, the general partner of the Partnership (the “GP Partnership”), Essex Woodlands Health Ventures VI, L.L.C., a Delaware limited liability company, the general partner of the GP Partnership (the “General Partner”), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, Jeff Himawan, Ph.D., an individual, Mark Pacala, an individual, and Petri Vainio, MD, Ph.D., an individual (each a “Manager”, collectively, the “Managers”, together with the Partnership, the GP Partnership and the General Partner, the “Reporting Persons”).
     (b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.
     (c) The principal business of the Partnership is venture capital investments. The principal business of the GP Partnership is to act as the general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the GP Partnership. The principal business of the Managers is to direct the activities of the General Partner.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
     On October 6, 2005, the Partnership entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company and certain other investors, pursuant to which the Partnership agreed to purchase 33,333,334 shares of the Common Stock of the Company for a purchase price of $0.75 per share. The Purchase Agreement is filed as Annex A to the Company’s Proxy Statement on October 27, 2005. The funds to purchase the Securities under the Purchase Agreement were obtained from the working capital of the Partnership and not the assets of the General Partner nor the Managers.
     The closing of the Purchase Agreement took place on December 14, 2005. At that time and as a condition to the Purchase Agreement, the Company agreed to ensure that the board of directors would exist of no more than nine directors. Under the Purchase Agreement, the Partnership is entitled to designate for nomination two members to the Company’s board of directors and one member jointly designated by the Partnership and Frazier Healthcare V, L.P. (“Frazier”). Accordingly, the Partnership designated and the Company appointed Mr. Sutter and Frank E. Young to the Company’s board of directors. Jointly with Frazier, the Partnership designated and the Company appointed Nader J. Naini to the board of directors.
     In connection with the closing of the Purchase Agreement, the Partnership received a Warrant to Purchase Common Stock, a form of which is filed as Annex B to the Company’s Proxy Statement on October 27, 2005, to purchase 8,333,334 shares of Common Stock of the Company at a price of $1.00 per share. The Warrant to Purchase Common Stock is exercisable at any time after the closing date under the Purchase Agreement until the earlier of (i) the fifth anniversary of December 12, 2005, which is the date the Company’s stockholders approved an increase in the authorized shares of the Common Stock of the Company and (ii) the date of consummation of any certain extraordinary transactions, including certain mergers, exchanges with respect to the Company’s Common Stock and the sale or transfer of all or substantially all of the Company’s assets. The Warrant to Purchase Common Stock includes a cashless exercise provision that permits the Partnership to exercise all or a portion of the shares pursuant to the Warrant without paying the exercise price which will result in the Partnership acquiring a net amount of the shares of Common Stock subject to the Warrant. The cashless exercise feature is available at the election of the Partnership provided that the fair market value of the Common Stock of the Company is greater than the exercise price then in effect under the Warrant.
     The Securities acquired pursuant to the Purchase Agreement have certain registration rights under a Registration Rights Agreement dated as of October 6, 2005 whereby the Company would file within 45 days of the closing under the Purchase Agreement and cause to be go effective a Registration Statement on Form S-3 as soon as practicable but in no event later than 135 days after the closing date under the Purchase Agreement. A registration delay payment will be owed to each investor under the Purchase Agreement, in an accruing amount per week ranging from $0.00375 to $0.015 per share from the first day of such registration delay. A registration delay includes the occurrence, among other things, of a missed deadline under the Registration Rights Agreement for filing or effectiveness of any registration statement required to be filed by the Company or declared effective. The Company also granted to the Partnership piggy-back registration rights under the Registration Rights Agreement whereby the Partnership will have the right to include the Shares in a registration statement the Company files for shares of its own Common Stock or upon the request of other stockholders. The Registration Rights Agreement is filed as Annex F to the Company’s Proxy Statement on October 27, 2005.
     The above summary description of the Purchase Agreement, the Warrant to Purchase Common Stock, and the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Warrant to Purchase Common Stock, and the Registration Rights Agreement which are incorporated herein by reference.

Item 4.	Purpose of Transaction
     The Reporting Persons acquired the Securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.
     Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Partnership
     TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of the Company’s Common Stock outstanding on December 14, 2005 was 162,152,779 shares.
     THE PARTNERSHIP. As of the date of filing of this Schedule 13D, the Partnership is the holder of 33,333,334 shares of Common Stock and a warrant to purchase 8,333,334 shares of Common Stock of the Company, which collectively represents approximately 24.4% of the Common Stock outstanding, and it has sole voting and investment power with respect to such securities.
     THE GP PARTNERSHIP. The GP Partnership of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The GP Partnership disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
     THE GENERAL PARTNER. The General Partner of the GP Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
     MESSRS. CURRIE, SUTTER, THANGARAJ, HIMAWAN, PACALA, AND VAINIO. Under the operating agreement of the General Partner, Messrs. Currie, Sutter, Thangaraj, Himawan, Pacala and Vainio have the power by unanimous consent and through the GP Partnership (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sutter, Thangaraj, Himawan, Pacala and Vainio may also be deemed to have shared dispositive power and voting power with respect to the securities held by the Partnership. In addition, Mr. Sutter is a member of the Company’s Board of Directors. Messrs. Currie, Sutter, Thangaraj, Himawan, Pacala and Vainio disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.
     Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company
     See response to Item 3.
     Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits
     Exhibit 1:     Joint Filing Agreement, dated December 21, 2005.

Signatures
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: December 21, 2005

ESSEX WOODLANDS HEALTH VENTURES FUND VI, L.P.

By:	Essex Woodlands Health Ventures VI, L.P.

	By:	Essex Woodlands Health Ventures VI, L.L.C.

/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES VI, L.P.

	By:	Essex Woodlands Health Ventures VI, L.L.C.

/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES VI, L.L.C.

/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

INDIVIDUALS:
/s/ James L. Currie
Name:	James L. Currie

/s/ Martin P. Sutter
Name:	Martin P. Sutter

/s/ Immanuel Thangaraj
Name:	Immanuel Thangaraj

/s/ Jeff Himawan, Ph.D.
Name:	Jeff Himawan, Ph.D.

/s/ Mark Pacala
Name:	Mark Pacala

/s/ Petri Vainio, MD, Ph.D.
Name:	Petri Vainio, MD, Ph.D.

Index to Exhibits
     Exhibit 1:     Joint Filing Agreement, dated December 21, 2005.